

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Libin Jiang
President, Secretary and Director
Yinfu Gold Corporation
Suite 2313
Dongfang Science and Technology Mansion
Nanshan District
Shenzhen, China 518000

> **Re: Yinfu Gold Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed August 22, 2022**
> **Response Dated August 22, 2022**
> **File No. 333-152242**

Dear Mr. Jiang:

We have reviewed your August 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2021

Item 1A. Risk Factors
Risks Relating to Doing Business in the PRC, page 5

1.   You disclose that "Further, our shares offered by this prospectus are offered in United States dollars, and we will need to convert the net proceeds we receive into RMB in order to use the funds for our business." Please revise since we do not see any of your shares offered in a prospectus.

<u>Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties, page 13</u>

2.   You disclose that you have not made adequate employee benefit payments. As a result, you may be required to make up the contributions for these plans as well as to pay late fees and fines. Please disclose the estimated amount of underpaid employee benefits, late fees and fines and the potential adverse impact on your financial condition and results of operations.

<u>Item 15. Exhibits, Financial Statement Schedules</u>
<u>Exhibits, page 17</u>

3.   Your Section 906 certifications identify the incorrect report. Please amend your filing to provide corrected Section 906 certifications.

        You may contact Yolanda Guobadia at (202) 551-3562 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation